EXHIBIT 99.1

Anson Funds Believes Nano Dimension’s Board of Directors Requires Change

Anson is concerned with the actions of Nano Dimension’s management and Board and believe that they will continue to destroy shareholder value.

Anson is disappointed in Nano Dimension’s refusal to constructively engage with its shareholders.

Anson urges the Board to halt the proposed takeover of Stratasys, Ltd. (SSYS) until the proxy contest is resolved.

Anson strongly suggests Nano Dimension materially increase its return of capital program.

Anson Funds (“Anson,” “we,” or “us”) is a significant shareholder of Nano Dimension Ltd. (“Nano Dimension,” or the “Company”) owning 5.1% of its outstanding shares (13,252,136 American Depository Shares (“ADRs”)). Since May 2022, we have attempted to engage constructively with the Company’s management team to address our concerns regarding the Company’s operating and capital allocation strategy and to provide input on ways to enhance shareholder value. Despite our efforts, our concerns have been completely ignored.

Our primary and immediate concern is that the Company is utilizing most of its cash resources for a contemplated unsolicited takeover of Stratasys. Anson does not support this transaction in light of the ongoing proxy contest. It is apparent that the Board is acting unilaterally against the will of the Company’s shareholders, entrenching themselves and working to prevent a shareholder vote. It is not surprising that Nano Dimension is attempting to structure this potential acquisition in a way that would circumvent the need to seek out shareholder approval prior to consummating a transaction. Given the Company’s poor track record, we believe the best course of action is to return cash to shareholders, not to pursue large-scale M&A.

The Company is engaged in a highly destructive and distracting battle with an activist shareholder which is diverting management from prioritizing the Company’s business prospects. As opposed to listening to reasonable return of capital requests from shareholders, management has become aggressive, attempting to grasp at legal technicalities to avoid a democratic vote.

On March 9, 2023, ISS, a trusted independent proxy advisor, published a report recommending shareholders vote in favor of the activist’s proposals. ISS concluded that, among other things, there are “serious concerns with the company’s governance structure,” the Company “has not demonstrated an ability to grow profitably,” and “there is a sense of urgency for change.” Management completely dismissed the ISS analysis on Nano Dimension’s sole determination that the proxy vote is illegal. If management truly believed that they have created value and were confident in their ability to continue to do so, they would declare valid the meeting requisitioned by the activist shareholder and directly address the substantive merits of the ISS analysis. By virtue of its non-response, we believe management is aware of its value destructive track record and has no plans to change course.

Recently, the Company has attempted to appease shareholders by announcing its intention to repurchase up to $100 million of its ADRs. We view this as wholly inadequate and believe the Board should look to increase this amount and effort significantly for the following reasons:

1.

$100 million only represents 9% of the Company’s cash and investments on hand. Each share repurchased results in immediate and certain value creation for shareholder as the stock trades at a 31% discount to their cash and investments value[1] (even when attributing zero value to the operating business). The Company should look to deploy a significantly higher amount of capital into this strategy.

2.

Management has yet to demonstrate a meaningful return on its invested capital and we believe that the remaining >$1.1B of cash and investments is at risk of being deployed into value destroying mergers and acquisitions (“M&A”).

3.	Nano Dimension is materially overcapitalized for its existing operating business and only a fraction of its cash is required to fund it going forward.

We have urged the Company on multiple occasions to implement a meaningful return of capital program in order to preserve and enhance shareholder value. However, management has repeatedly ignored our requests and instead has continued to erode its valuable working capital position. Discussions recently broke down after we communicated our view that the Company would best serve its shareholders by aggressively utilizing its share buyback program and meaningfully expanding its efforts to return capital to shareholders. Management rebuffed this request and informed us that “[they] control the company”, not us, the actual shareholders.

We would like to take this opportunity to publicly remind the Nano Dimension Board of Directors (“Board”) that they owe a fiduciary duty to Company shareholders, not to Company management. Boards of public companies are not dictatorships meant to enrich a select few insiders – rather they are required to act in the best interests of the company and its shareholders.

We believe that it is precisely this level of arrogance from management that causes Nano Dimension to trade at a staggering and persistent 31% discount to its cash and investments balance. It is clear to us that other market participants have also lost faith in management’s ability to create or enhance shareholder value. Management’s focus on self-interest is concerning. For instance:

•

The Company hired Lazard as an M&A advisor in what appeared to be a knee-jerk reaction to the activist. As we feared, this has led to large-scale M&A is in direct opposition to shareholder wishes for preservation and return of capital.

•

Recently, management and the Board attempted to readjust the strike price of 27.7M warrants issued to its Chairman and CEO to $2.46 from $6.16. If approved, the new exercise price would have been 46% below the Company’s cash and investments per share. This was a slap in the face to all investors who would realize immediate dilution. It also illustrates an attempt by the Company’s entrenched management team to effectively siphon away ownership rights from its independent shareholders. Fortunately, the shareholders voted down this proposal.

•	The Company recently adopted a poison pill and filed a registration statement for an extended new ESOP representing an egregious 20% of outstanding shares.

In addition to the aforementioned, the current management team has presided over the Company while the share price declined >80% since January 2021. Nano Dimension has burned through in excess of $300 million of shareholder capital with negligible value creation.

We urge the Board to adhere to their fiduciary duties owed to shareholders and expand their return of capital program. We also believe the Board should place a moratorium on any M&A activity pending a final resolution of outcome of the ongoing proxy battle.

Moez Kassam

Chief Investment Officer

Anson Funds:

Anson Funds is a privately held alternative asset manager with $1.6B in assets. The firm was founded in 2007 with offices in Toronto and Dallas.

Media Contact:

Anson Funds

Laura Salvatori

General Counsel

lsalvatori@ansonfunds.com

(416) 447-8874

Forward-Looking Statements

This press release may contain statements of a forward-looking nature relating to future events. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. These statements reflect Anson’s current beliefs, are based upon public information provided in many cases by the Company, and a number of important factors could cause actual results to differ materially from those expressed in this press release and in the attached letter. Please see the Company’s securities filings filed with the Securities and Exchange Commission for a more detailed discussion of the risks and uncertainties associated with the Company’s business and other significant factors that could affect the Company’s actual results. Except as otherwise required by federal securities laws, Anson undertakes no obligation to update or revise these forward-looking statements to reflect new events or uncertainties. Anson is not responsible for the contents of third-party websites or for Company disclosures.

1)	Includes (i) $1,030,000 of cash and deposits as of December 31, 2022 and (ii) 9,695,115 shares in SSYS at $14.01 per share (last close on March 9, 2023).